       1									EXHIBIT O
					Proposed Notice Pursuant to Rule 22f)

							 (Release No. 35-          )


FILINGS UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
("ACT")


						December __, 1995

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___________, 199_ to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter.
After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

____________________________________


Hope Gas, Inc., et. al. (70-____)
________________________________________

	Hope Gas, Inc. ("Hope") (Bank One Center, Clarksburg, West Virginia, 26302-2868) and CNG Producing Company ("CNGP") (1450 Poydras Street, New Orleans, Louisiana, 70112-6000), both wholly-owned subsidiaries of Consolidated Natural Gas Company ("Consolidated") (CNG Tower, Pittsburgh, Pennsylvania 15222-
3199), a registered holding company, have filed a Application-Declaration under Sections 9(a)(1) of the Act, and Rule 43 thereunder.

		Hope, a gas utility, has signed a binding letter of intent ("Agreement") -- contingent upon Commission approval -- selling all its production wells to CNGP for approximately $4.6 million. CNGP is a gas and oil, exploration and production company. The sale price will be the net book value of all the Production Properties as shown on Hope's books of account as maintained in the ordinary course of business and in accordance with generally accepted accounting standards. Net book value is estimated to be $4.6 million

		The sale of the Production Properties is one of Hope's continuing efforts to become more efficient and profitable by focusing on its core distribution operations. With the expansion of interstate pipelines, and changes in the industry in the past decade providing greater access to gas supplies, owning and operating production properties is of lesser importance to gas utilities like Hope. As utility assets, the Production
Properties provide about 2% of Hope's total gas supply. By selling such, Hope will no longer incur approximately $1.3 million a year in maintenance costs, but will still be able to purchase the gas from the Production Properties for the next three years, and thereafter if a suitable price is agreed upon.
After consummation of the sale, the Production Properties will be owned by CNGP and consequently will not be utility assets.

________________________________________

		For the Commission, by the Division of Investment
Management, pursuant to delegated authority.

							Jonathan G. Katz
							Secretary